     EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING

OPERATIONS TO FIXED CHARGES

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Consolidated pretax income from continuing operations	$2,941.9	$3,261.7	$3,457.7	$3,506.9	$3,858.7

Interest from continuing operations and other fixed charges	162.9	121.9	140.0	253.3	225.4

Less interest capitalized during the period from continuing operations	(111.3)	(60.9)	(60.3)	(61.5)	(43.1)

Earnings	$2,993.5	$3,322.7	$3,537.4	$3,698.7	$4,041.0

Fixed charges	$162.9	$121.9	$140.0	$253.3	$225.4

Ratio of earnings to fixed charges	18.4	27.3	25.3	14.6	17.9